SFBC Pittsburgh, LLC.
Income Statement
For the Twelve Months Ending December 31, 2019

		Current Month			Year to Date	
Revenues						
Food and Soft Drink Sales	$	58,348.72	34.20	$	58,348.72	34.20
Beer Sales		95,893.27	56.21		95,893.27	56.21
Wine and Cider Sales		5,563.92	3.26		5,563.92	3.26
Liquor Sales		9,325.51	5.47		9,325.51	5.47
Retail Sales		1,478.21	0.87		1,478.21	0.87
Total Revenues		170,609.63	100.00		170,609.63	100.00
Cost of Sales						
COGS - Food and Soft Drink		26,064.05	15.28		26,064.05	15.28
COGS - Beer		28,370.36	16.63		28,370.36	16.63
COGS - Wine and Cider		3,031.26	1.78		3,031.26	1.78
COGS - Liquor		3,849.47	2.26		3,849.47	2.26
COGS - Retail		4,589.10	2.69		4,589.10	2.69
Kitchen Staff Wages		68,184.24	39.97		68,184.24	39.97
Kitchen Staff OT		414.45	0.24		414.45	0.24
POS System		2,073.12	1.22		2,073.12	1.22
Total Cost of Sales		136,576.05	80.05		136,576.05	80.05
Gross Profit		34,033.58	19.95		34,033.58	19.95
Expenses						
Bank Charges and Fees		3,433.26	2.01		3,433.26	2.01
Legal and Professional Fees		55,982.58	32.81		55,982.58	32.81
Insurance		398.00	0.23		398.00	0.23
Advertising and Marketing		1,239.28	0.73		1,239.28	0.73
Office Supplies and Software		5,720.05	3.35		5,720.05	3.35
License Fees and Taxes		8,806.55	5.16		8,806.55	5.16
Repairs and Maintenance		10,476.01	6.14		10,476.01	6.14
Promotions		11,830.44	6.93		11,830.44	6.93
Freight		84.68	0.05		84.68	0.05
Restaurant Supplies		41,614.19	24.39		41,614.19	24.39
Cable TV Expense		3,133.45	1.84		3,133.45	1.84
Entertainment Expense		948.30	0.56		948.30	0.56
Laundry and Cleaning Expense		3,209.87	1.88		3,209.87	1.88
Meals and Travel Expense		12,404.60	7.27		12,404.60	7.27
Payroll Tax Expense		9,929.02	5.82		9,929.02	5.82
Pest Control Expense		85.60	0.05		85.60	0.05
Rent of Lease Expense		26,051.24	15.27		26,051.24	15.27
Equipment Rental Expense		1,363.69	0.80		1,363.69	0.80
Utilities Expense		6,006.58	3.52		6,006.58	3.52
Other Expense		6,089.97	3.57		6,089.97	3.57
Health Insurance and Medical		1,450.65	0.85		1,450.65	0.85
Auto Expense		1,732.88	1.02		1,732.88	1.02
Franchise Fee		6,825.00	4.00		6,825.00	4.00
Total Expenses		218,815.89	128.26		218,815.89	128.26
Net Income	$	(184,782.31)	(108.31)	$	(184,782.31)	(108.31)

For Management Purposes Only